UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On April 28, 2021, AerCap Holdings N.V. filed its interim financial report for the quarter ended March 31, 2021.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-224192, 333-234028 and 333-235323 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020	5
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2021 and 2020	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2021 and 2020	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2021 and 2020	8
Unaudited Condensed Consolidated Statements of Equity for the Three Months ended March 31, 2021 and 2020	11
Notes to the Unaudited Condensed Consolidated Financial Statements	12

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of March 31, 2021 and December 31, 2020

	Note	March 31, 2021	December 31, 2020
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,447,514	$1,248,772
Restricted cash	4	227,942	246,518
Trade receivables		215,030	170,675
Flight equipment held for operating leases, net	5	34,568,148	35,156,450
Investment in finance and sales-type leases, net	6, 18	881,148	878,451
Flight equipment held for sale		43,513	—
Prepayments on flight equipment	22	2,246,329	2,111,659
Maintenance rights and lease premium, net	7	630,633	649,914
Other intangibles, net	7	219,340	224,634
Deferred income tax assets	13	128,485	131,532
Other assets	8	1,456,881	1,229,434
Total Assets		$42,064,963	$42,048,039

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	10	$1,003,335	$1,109,325
Accrued maintenance liability	11	1,717,688	1,750,395
Lessee deposit liability		629,629	600,321
Debt	12	28,553,115	28,742,081
Deferred income tax liabilities	13	953,962	913,431
Commitments and contingencies	22
Total Liabilities		32,857,729	33,115,553

Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of March 31, 2021 and December 31, 2020; 138,847,345 and 138,847,345 ordinary shares issued and 130,734,441 and 130,398,538 ordinary shares outstanding (including 2,591,959 and 2,552,346 shares of unvested restricted stock) as of March 31, 2021 and December 31, 2020, respectively	19	1,721	1,721
Additional paid-in capital		2,088,760	2,078,125
Treasury shares, at cost (8,112,904 and 8,448,807 ordinary shares as of March 31, 2021 and December 31, 2020, respectively)		(443,228)	(459,994)
Accumulated other comprehensive loss		(133,633)	(155,085)
Accumulated retained earnings		7,625,705	7,399,703
Total AerCap Holdings N.V. shareholders’ equity		9,139,325	8,864,470
Non-controlling interest		67,909	68,016
Total Equity		9,207,234	8,932,486
Total Liabilities and Equity		$42,064,963	$42,048,039

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$131,801	$163,596
Flight equipment held for operating leases and held for sale		4,278,298	4,339,176
Other assets		124,525	97,417

Accrued maintenance liability		$121,784	$115,079
Debt		1,889,720	2,454,187
Other liabilities		102,826	109,606

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three Months Ended March 31, 2021 and 2020

		Three Months Ended March 31,
	Note	2021	2020
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$889,087	$1,030,794
Maintenance rents and other receipts		182,895	134,285
Total lease revenue		1,071,982	1,165,079
Net gain on sale of assets		4,795	58,366
Other income	16	18,573	14,732
Total Revenues and other income		1,095,350	1,238,177
Expenses
Depreciation and amortization	5, 7	396,558	415,798
Asset impairment	17	16,332	13,947
Interest expense		280,817	318,617
Loss on debt extinguishment		6,061	—
Leasing expenses		44,532	103,297
Selling, general and administrative expenses	14	57,351	64,584
Transaction-related expenses	15	25,478	—
Total Expenses		827,129	916,243

Loss on investment at fair value		(2,463)	—

Income before income taxes and income of investments accounted for under the equity method		265,758	321,934
Income tax expense	13	(39,864)	(43,461)
Equity in net earnings of investments accounted for under the equity method		2,152	1,331
Net income		$228,046	$279,804
Net income attributable to non-controlling interest		(21)	(2,980)
Net income attributable to AerCap Holdings N.V.		$228,025	$276,824

Basic earnings per share	19	$1.78	$2.16
Diluted earnings per share	19	$1.76	$2.14

Weighted average shares outstanding - basic		127,883,690	128,299,745
Weighted average shares outstanding - diluted		129,484,250	129,340,501

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,
	2021	2020
	(U.S. Dollars in thousands)
Net income	$228,046	$279,804

Other comprehensive income (loss):
Net gain (loss) on derivatives (Note 9), net of tax of $(3,065) and $11,571, respectively	21,452	(80,994)
Total other comprehensive income (loss)	21,452	(80,994)

Comprehensive income	249,498	198,810
Comprehensive income attributable to non-controlling interest	(21)	(2,980)
Total comprehensive income attributable to AerCap Holdings N.V.	$249,477	$195,830

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,
	2021	2020
	(U.S. Dollars in thousands)
Net income	$228,046	$279,804
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	396,558	415,798
Asset impairment	16,332	13,947
Amortization of debt issuance costs, debt discount, debt premium and lease premium	15,944	16,298
Amortization of fair value adjustments on debt	(4,119)	(16,267)
Maintenance rights write-off (a)	15,209	33,393
Maintenance liability release to income	(68,472)	(63,422)
Net gain on sale of assets	(4,795)	(58,366)
Deferred income taxes	40,382	44,616
Share-based compensation	15,926	17,757
Collections of finance and sales-type leases	25,763	19,115
Loss on investment at fair value	2,463	—
Loss on debt extinguishment	6,061	—
Transaction-related expenses	14,595	—
Other	10,984	57,638
Changes in operating assets and liabilities:
Trade receivables	(45,496)	(49,342)
Other assets	(90,206)	(96,013)
Accounts payable, accrued expenses and other liabilities	(174,823)	13,962
Net cash provided by operating activities	400,352	628,918
Purchase of flight equipment	(11,039)	(61,326)
Proceeds from sale or disposal of assets	160,198	176,961
Prepayments on flight equipment	(79,879)	(350,836)
Net cash provided by (used in) investing activities	69,280	(235,201)
Issuance of debt	1,188,357	4,200,000
Repayment of debt	(1,357,263)	(918,422)
Debt issuance and extinguishment costs paid, net of debt premium received	(170,002)	(1,739)
Maintenance payments received	75,917	144,876
Maintenance payments returned	(30,237)	(95,189)
Security deposits received	56,382	28,392
Security deposits returned	(49,869)	(48,608)
Dividend paid to non-controlling interest holders and others	(128)	(1,228)
Repurchase of shares and tax withholdings on share-based compensation	(1,841)	(118,571)
Net cash (used in) provided by financing activities	(288,684)	3,189,511
Net increase in cash, cash equivalents and restricted cash	180,948	3,583,228
Effect of exchange rate changes	(782)	(1,032)
Cash, cash equivalents and restricted cash at beginning of period	1,495,290	1,300,347
Cash, cash equivalents and restricted cash at end of period	$1,675,456	$4,882,543

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,
	2021	2020
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$357,393	$298,321
Income taxes (refunded) paid, net	(240)	1,104

(a)Maintenance rights write-off consisted of the following:

End of Lease (“EOL”) and Maintenance Reserved (“MR”) contract maintenance rights expense	$4,565	$16,220
MR contract maintenance rights write-off due to maintenance liability release	440	467
EOL contract maintenance rights write-off due to cash receipt	10,204	16,706
Maintenance rights write-off	$15,209	$33,393

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2021 and 2020

Non-Cash Investing and Financing Activities

Three Months Ended March 31, 2021:
Flight equipment held for operating leases in the amount of $19.0 million was reclassified to investment in finance and sales-type leases, net.
Flight equipment held for operating leases in the amount of $43.5 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $4.1 million was settled with buyers upon sale or disposal of assets.

Three Months Ended March 31, 2020:
Flight equipment held for operating leases in the amount of $21.8 million was reclassified to investment in finance and sales-type leases, net.
Flight equipment held for operating leases in the amount of $145.5 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $61.3 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended March 31, 2021 and 2020

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2020	138,847,345	$1,721	$2,078,125	$(459,994)	$(155,085)	$7,399,703	$8,864,470	$68,016	$8,932,486
Dividends paid	—	—	—	—	—	—	—	(128)	(128)
Ordinary shares issued, net of tax withholdings	—	—	(5,291)	16,766	—	(2,023)	9,452	—	9,452
Share-based compensation	—	—	15,926	—	—	—	15,926	—	15,926
Total comprehensive income	—	—	—	—	21,452	228,025	249,477	21	249,498
Balance as of March 31, 2021	138,847,345	$1,721	$2,088,760	$(443,228)	$(133,633)	$7,625,705	$9,139,325	$67,909	$9,207,234

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2019	141,847,345	$1,754	$2,209,462	$(537,341)	$(93,587)	$7,734,609	$9,314,897	$67,308	$9,382,205
Dividends paid	—	—	—	—	—	—	—	(1,228)	(1,228)
Repurchase of shares	—	—	—	(117,302)	—	—	(117,302)	—	(117,302)
Share cancellation	(3,000,000)	(33)	(149,203)	149,236	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(10,369)	7,404	—	487	(2,478)	—	(2,478)
Share-based compensation	—	—	17,757	—	—	—	17,757	—	17,757
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	(25,778)	(25,778)	—	(25,778)
Total comprehensive income (loss)	—	—	—	—	(80,994)	276,824	195,830	2,980	198,810
Balance as of March 31, 2020	138,847,345	$1,721	$2,067,647	$(498,003)	$(174,581)	$7,986,142	$9,382,926	$69,060	$9,451,986

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aircraft leasing. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S. (“Airbus”) in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
On March 10, 2021, AerCap announced that it had entered into a definitive agreement with General Electric (“GE”) (NYSE: GE) pursuant to which AerCap will acquire 100% of GE Capital Aviation Services (“GECAS”), a wholly-owned subsidiary of GE (the “GECAS Transaction”). Under the terms of the agreement, GE will receive 111.5 million newly issued AerCap shares, approximately $24 billion of cash and $1 billion of AerCap subordinated notes, senior notes or cash. The GECAS Transaction is expected to close in the fourth quarter of 2021, subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. Upon completion of the transaction, GE is expected to own approximately 46% of the combined company and will be entitled to nominate two directors to the AerCap Board of Directors.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we have significant influence are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)

Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance lease and sales type-leases, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.
3. Summary of significant accounting policies
Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021.
Future application of accounting standards:
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”). ASC 848 provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates.
Under ASC 848 companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU are effective from March 12, 2020 through December 31, 2022 and can be adopted prospectively for any interim period that includes or is subsequent to March 12, 2020. We have not adopted ASC 848 for this interim period and are currently evaluating the adoption impact the standard may have on our financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $227.9 million and $246.5 million as of March 31, 2021 and December 31, 2020, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings and Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. See Note 12—Debt.
The following is a reconciliation of cash, cash equivalents and restricted cash as of March 31, 2021, December 31, 2020 and March 31, 2020:

	March 31, 2021	December 31, 2020	March 31, 2020
Cash and cash equivalents	$1,447,514	$1,248,772	$4,693,872
Restricted cash	227,942	246,518	188,671
Total cash, cash equivalents and restricted cash	$1,675,456	$1,495,290	$4,882,543
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the three months ended March 31, 2021 and 2020 were as follows:

	Three Months Ended March 31,
	2021	2020
Net book value at beginning of period	$35,156,450	$35,870,781
Disposals and transfers to held for sale, net of additions	(162,635)	239,560
Depreciation	(390,375)	(409,448)
Transfers to investment in finance and sales-type leases, net	(18,960)	(21,798)
Impairment (Note 17)	(16,332)	(8,464)
Net book value at end of period	$34,568,148	$35,670,631

Accumulated depreciation and impairment as of March 31, 2021 and 2020	$(10,087,789)	$(7,794,243)
6. Investment in finance and sales-type leases, net
Components of investment in finance and sales-type leases, net as of March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021	December 31, 2020
Future minimum lease payments to be received	$590,018	$608,950
Estimated residual values of leased flight equipment	583,098	589,872
Less: Unearned income	(240,856)	(260,708)
Allowance for credit losses (Note 18)	(51,112)	(59,663)
	$881,148	$878,451
During the three months ended March 31, 2021 and 2020, we recognized interest income from investment in finance and sales-type leases, net of $12.2 million and $13.7 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Maintenance rights	$625,254	$642,825
Lease premium, net	5,379	7,089
	$630,633	$649,914
Movements in maintenance rights during the three months ended March 31, 2021 and 2020 were as follows:

	Three Months Ended March 31,
	2021	2020
Maintenance rights at beginning of period	$642,825	$794,798
EOL and MR contract maintenance rights expense	(4,565)	(16,220)
MR contract maintenance rights write-off due to maintenance liability release	(440)	(467)
EOL contract maintenance rights write-off due to cash receipt	(10,204)	(16,706)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(2,362)	(404)
Maintenance rights at end of period	$625,254	$761,001
Other intangibles
Other intangibles consisted of the following as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Customer relationships, net	$214,295	$219,589
Contractual vendor intangible assets	5,045	5,045
	$219,340	$224,634
The following tables present details of customer relationships and related accumulated amortization as of March 31, 2021 and December 31, 2020:

	March 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(145,705)	$214,295

	December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(140,411)	$219,589
During the three months ended March 31, 2021 and 2020, we recorded amortization expense for customer relationships of $5.3 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Other assets
Other assets consisted of the following as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Notes receivable, net of allowance for credit losses (a) (b)	$568,841	$529,172
Debt issuance costs	207,431	20,722
Straight-line rents, prepaid expenses and other	175,330	125,541
Lease incentives	172,857	177,028
Investments	128,148	138,065
Operating lease right of use assets	36,209	40,603
Other tangible fixed assets	21,654	22,512
Derivative assets (Note 9)	12,427	3,303
Other receivables	133,984	172,488
	$1,456,881	$1,229,434

(a)Notes receivable as of March 31, 2021 and December 31, 2020 included $514 million and $490 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates. Notes receivable as of March 31, 2021 and December 31, 2020 also included $55 million and $39 million, respectively, related to aircraft sale transactions.
(b)As of March 31, 2021 and December 31, 2020, we had a $21 million and $7 million, respectively, allowance for credit losses on notes receivable. Please refer to Note 18—Allowance for credit losses for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.
As of March 31, 2021, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. We had not advanced any cash collateral to counterparties as of March 31, 2021 or December 31, 2020.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2021 and December 31, 2020:

	March 31, 2021		December 31, 2020
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting hedges:
Interest rate caps	$2,939,000	$10,449	$3,022,000	$2,790
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$—	$—	$—	$—
Interest rate caps	475,000	1,978	475,000	513
Total derivative assets		$12,427		$3,303

(a)The notional amount is excluded for caps and swaps which are not yet effective.

	March 31, 2021		December 31, 2020
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as cash flow hedges:
Interest rate swaps	$400,000	$12,841	$400,000	$14,933
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$2,966,000	$130,083	$3,331,000	$152,370
Total derivative liabilities		$142,924		$167,303

(a)The notional amount is excluded for swaps which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Derivative financial instruments (Continued)

We recorded the following in other comprehensive income (loss) related to derivative financial instruments for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$22,287	$(87,778)
Interest rate caps	1,465	(4,787)
Derivative premium and amortization	765	—
Income tax effect	(3,065)	11,571
Net gain (loss) on derivatives, net of tax	$21,452	$(80,994)
We expect to reclassify approximately $63 million from accumulated other comprehensive income (loss) (“AOCI”) as an increase in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded as reductions to or (increases) in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps and swaps	$9,750	$(12,550)
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded within AOCI	(21,297)	(5,463)
Loss recognized in interest expense	$(11,547)	$(18,013)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Deferred revenue	$313,343	$399,820
Accrued interest	260,122	270,576
Accounts payable and accrued expenses	243,723	222,203
Derivative liabilities (Note 9)	142,924	167,303
Operating lease liabilities	43,223	49,423
	$1,003,335	$1,109,325
11. Accrued maintenance liability
Movements in accrued maintenance liability during the three months ended March 31, 2021 and 2020 were as follows:

	Three Months Ended March 31,
	2021	2020
Accrued maintenance liability at beginning of period	$1,750,395	$2,190,159
Maintenance payments received	75,917	144,876
Maintenance payments returned	(30,237)	(95,189)
Release to income upon sale	(4,125)	(61,347)
Release to income other than upon sale	(68,472)	(58,989)
Lessor contribution, top-ups and other	(5,790)	30,374
Accrued maintenance liability at end of period	$1,717,688	$2,149,884

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

12. Debt
As of March 31, 2021, the principal amount of our outstanding indebtedness totaled $28.7 billion, which excluded fair value adjustments of $15.6 million and debt issuance costs, debt discounts and debt premium of $208.9 million, and our undrawn lines of credit and other available secured debt were approximately $6.0 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2021, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of March 31, 2021 and December 31, 2020:

	March 31, 2021						December 31, 2020
Debt obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
ILFC Legacy Notes		$1,198,888	$—	$1,198,888	6.36%	2021-2022	$1,198,888
AerCap Trust (b) & AICDC (c) Notes		13,253,097	—	13,253,097	4.07%	2021-2028	12,797,126
Asia Revolving Credit Facility		950,000	950,000	—	—	2022	—
Citi Revolving Credit Facility		4,000,000	4,000,000	—	—	2024	—
Other unsecured debt		1,717,125	—	1,717,125	1.89%	2022-2023	1,759,000
Fair value adjustment				17,380			21,716
TOTAL UNSECURED		$21,119,110	$4,950,000	$16,186,490			$15,776,730
Secured
Export credit facilities	30	1,303,948	129,946	1,174,002	2.03%	2023-2033	1,023,912
Institutional secured term loans & secured portfolio loans	184	6,850,350	—	6,850,350	2.62%	2022-2032	6,989,633
AerFunding Revolving Credit Facility	41	2,075,000	556,432	1,518,568	2.86%	2025	2,074,881
Other secured debt	23	1,068,727	327,772	740,955	3.17%	2021-2038	778,273
Fair value adjustment				(1,611)			(1,827)
TOTAL SECURED		$11,298,025	$1,014,150	$10,282,264			$10,864,872
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	5.22%	2025-2079	2,250,000
Subordinated debt issued by joint ventures		43,521	—	43,521	—	2021-2023	43,521
Fair value adjustment				(218)			(219)
TOTAL SUBORDINATED		$2,293,521	$—	$2,293,303			$2,293,302
Debt issuance costs, debt discounts and debt premium				(208,942)			(192,823)
	278	$34,710,656	$5,964,150	$28,553,115			$28,742,081

(a)The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Debt (Continued)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerCap Trust & AICDC Notes and ILFC Legacy Notes
In January 2021, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 1.75% Senior Notes due 2026 (“January Notes Offering”). The proceeds from the January Notes Offering will be used for general corporate purposes.
In February 2021, AerCap Trust and AICDC repurchased and retired $544.0 million aggregate principal amount of 4.50% Senior Notes due 2021 for an aggregate total consideration of approximately $555.4 million.
Revolving Credit Facility
On March 30, 2021, AerCap and AICDC entered into a $4.35 billion unsecured revolving credit agreement (the “Revolving Credit Facility”) with a syndicate of lenders and Citibank N.A., as administrative agent, and a maturity of the earlier of September 30, 2025 and the date that is four years after the closing of the GECAS Transaction.
The obligations under the Revolving Credit Facility are guaranteed by AerCap and certain of its subsidiaries. Availability of borrowings under the Revolving Credit Facility is subject to the closing of the GECAS Transaction.
The Revolving Credit Facility contains covenants customary for unsecured financings of this type that will apply from and after the closing of the GECAS Transaction, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders’ equity, a minimum fixed charge coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness. The Revolving Credit Facility also contain covenants that will apply from and after the closing of the GECAS Transaction that, among other things, restrict, subject to certain exceptions, the ability of AerCap to sell assets, make certain restricted payments and incur certain liens.
Bridge Credit Facility and Term Loan Credit Facility
On March 30, 2021, AerCap and AICDC entered into a $19.0 billion 364-day unsecured Bridge Credit Agreement (the “Bridge Credit Facility”) and a $5.0 billion twelve-month Term Loan Credit Agreement (together with the Bridge Credit Facility, the “GECAS Transaction Financings”), each with a syndicate of lenders and Citibank, N.A., as administrative agent. Commitment costs relating to the GECAS Transaction Financings are capitalized and included in other assets. Please refer to Note 8—Other assets. The amortization of commitment costs is included in transaction-related expenses. Please refer to Note 15—Transaction-related expenses. The obligations under each of the GECAS Transaction Financings are guaranteed by AerCap and certain of its subsidiaries. The proceeds from the GECAS Transaction Financings will be used to finance the GECAS Transaction, unless alternative debt financing is obtained prior to closing of the GECAS Transaction.
As of March 31, 2021 there were no loans outstanding under the GECAS Transaction Financings. In addition to the satisfaction of other customary conditions precedent, the availability of loans under the GECAS Transaction Financings is subject to the closing of the GECAS Transaction. The GECAS Transaction Financings contain covenants customary for unsecured financings of this type that will apply from and after the closing of the GECAS Transaction, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders’ equity, a minimum fixed charge coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness. The GECAS Transaction Financings also contain covenants that will apply from and after the closing of the GECAS Transaction that, among other things, restrict, subject to certain exceptions, the ability of AerCap to sell assets, make certain restricted payments and incur certain liens.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Income taxes
Our effective tax rate was 15% for the three months ended March 31, 2021, and 13.5% for the three months ended March 31, 2020. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.
14. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
Personnel expenses	$26,255	$26,920
Share-based compensation	15,926	17,757
Professional services	6,568	5,690
Office expenses	3,222	3,400
Travel expenses	602	3,794
Other expenses	4,778	7,023
	$57,351	$64,584
15. Transaction-related expenses
Expenses related to the GECAS Transaction consisted of the following for the three months ended March 31, 2021:

Three Months Ended March 31,
2021
Banking fees	$14,595
Professional fees and other expenses	10,883
$25,478
16. Other income
Other income consisted of the following for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
Management fees	$1,783	$4,638
Interest and other income	16,790	10,094
	$18,573	$14,732

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Asset Impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three months ended March 31, 2021 and 2020, we recognized impairment charges of $16.3 million and $13.9 million, respectively. These impairment charges related to sales transactions or lease terminations and were offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
18. Allowance for credit losses
Movements in the allowance for credit losses during the three months ended March 31, 2021 were as follows:

	Three Months Ended March 31,
	2021	2020
Allowance for credit losses at beginning of period	$67,153	$—
Cumulative effect due to adoption of new accounting standard	—	30,264
Current period provision for expected credit losses	5,292	8,571
Write-offs charged against the allowance	—	—
Allowance for credit losses at end of period	$72,445	$38,835
During the three months ended March 31, 2021, we increased our credit provision, classified in leasing expenses, by $5.3 million to reflect the increased credit risk due to the Covid-19 pandemic.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 2,591,959 and 2,300,595 shares of unvested restricted stock as of March 31, 2021 and 2020, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 26,439 and 196,051 for the three months ended March 31, 2021 and 2020, respectively, because the effect of including these shares in the calculation would have been anti-dilutive.
Basic and diluted EPS for the three months ended March 31, 2021 and 2020 were as follows:

	Three Months Ended March 31,
	2021	2020
Net income for the computation of basic EPS	$228,025	$276,824
Weighted average ordinary shares outstanding - basic	127,883,690	128,299,745
Basic EPS	$1.78	$2.16

	Three Months Ended March 31,
	2021	2020
Net income for the computation of diluted EPS	$228,025	$276,824
Weighted average ordinary shares outstanding - diluted	129,484,250	129,340,501
Diluted EPS	$1.76	$2.14
Ordinary shares outstanding, excluding shares of unvested restricted stock, as of March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021	December 31, 2020
	Number of ordinary shares
Ordinary shares issued	138,847,345	138,847,345
Treasury shares	(8,112,904)	(8,448,807)
Ordinary shares outstanding	130,734,441	130,398,538
Shares of unvested restricted stock	(2,591,959)	(2,552,346)
Ordinary shares outstanding, excluding shares of unvested restricted stock	128,142,482	127,846,192

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the three months ended March 31, 2021, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of March 31, 2021 and December 31, 2020, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the primary beneficiary (“PB”) of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 12—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerCap Partners I Holding Limited (“AerCap Partners I”), AerCap Partners 767 Limited (“AerCap Partners 767”) and AerFunding are entities where we have determined we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I, AerCap Partners 767 and AerFunding for a fee.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Variable interest entities (Continued)

AerCap Partners I and AerCap Partners 767
AerCap Partners I and AerCap Partners 767 are 50%-50% joint ventures owned by us and Deucalion Aviation Funds.
As of March 31, 2021, AerCap Partners I had $54.4 million of subordinated debt outstanding, consisting of $27.2 million due to us and $27.2 million due to our joint venture partner.
As of March 31, 2021, AerCap Partners 767 had $32.6 million of subordinated debt outstanding, consisting of $16.3 million due to us and $16.3 million due to our joint venture partner.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of March 31, 2021, AerFunding had $1,518.6 million outstanding under a secured revolving credit facility and $1,826.1 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Carrying value of debt and equity investments and maximum exposure to loss	$128,148	$125,955
The maximum exposure to loss is the loss amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
AerDragon Aviation Partners Limited and its subsidiaries (“AerDragon”), AerLift Leasing Limited (“AerLift”), Acsal Holdco, LLC (“ACSAL”) and Peregrine are investments that are VIEs in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in AerDragon, AerLift and ACSAL under the equity method of accounting. We account for our equity investment in Peregrine under the cost method of accounting.
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Related party transactions
The following tables present amounts received from related parties for management fees and dividends for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021		2020
	Management fees	Dividends	Management fees	Dividends
AerDragon	$139	$—	$137	$—
ACSAL	120	90	120	45
AerLift	64	—	157	—
	$323	$90	$414	$45
22. Commitments and contingencies
Aircraft on order
As of March 31, 2021, we had commitments to purchase 285 new aircraft scheduled for delivery through 2027. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the aircraft manufacturers. Movements in prepayments on flight equipment during the three months ended March 31, 2021 and 2020 were as follows:

	Three Months Ended March 31,
	2021	2020
Prepayments on flight equipment at beginning of period	$2,111,659	$2,954,478
Prepayments during the period, net	135,264	328,222
Interest paid and capitalized during the period	5,894	19,168
Prepayments and capitalized interest applied to the purchase of flight equipment	(6,488)	(193,165)
Prepayments on flight equipment at end of period	$2,246,329	$3,108,703

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Commitments and contingencies (Continued)

Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
VASP Litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. In 2004, the Superior Court of Justice (the “STJ”) dismissed our then-pending appeal. In 2005, we filed an extraordinary appeal with the Federal Supreme Court (the “STF”). On June 24, 2020, the STF reversed its earlier contrary rulings and granted our extraordinary appeal, ordering a new panel of the STJ to review the merits of our challenge against TJSP’s original order. VASP has appealed the STF’s latest order.
In 2006, VASP commenced a related proceeding to calculate the amount of alleged damages owed under the TJSP’s 1996 judgment. In 2017, the court decided that VASP had suffered no damages even if the TJSP’s 1996 judgment regarding liability were affirmed. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
In 2006, we brought actions against VASP in English and Irish courts seeking damages arising from the 1992 lease defaults. These actions resulted in judgments by the English court in the aggregate amount of approximately $40 million plus interest and judgments by the Irish court in the aggregate amount of approximately $36.9 million, all in our favor. VASP had meanwhile in 2008 been adjudicated as insolvent by a Brazilian bankruptcy court, which commenced bankruptcy proceedings. We have caused the English and Irish judgments to be domesticated in Brazil and submitted them as claims in the bankruptcy proceeding. The bankruptcy court has allowed the claims in the amount of $40 million in respect of the English judgments and $24 million in respect of the Irish judgments. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Commitments and contingencies (Continued)

Transbrasil Litigation
We are party to a group of related actions arising from the leasing of an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with two AerCap-related companies (the “AerCap Lessors”), along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively, with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap Lessors and GE Lessors (collectively, the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the AerCap Lessors and the GE Lessors, individually brought enforcement actions against Transbrasil in 2001 (GECC also filed an action for the involuntary bankruptcy of Transbrasil).
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2007, the trial judge ruled in favor of Transbrasil and the Lessors appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. In October 2013, the STJ granted the special appeals filed by the GE Lessors, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil appealed this order, but the appellate panel in November 2016 rejected Transbrasil’s appeal, preserving the 2013 reversal of the 2010 Judgment. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim.
In light of the STJ’s ruling in October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions—those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions and Transbrasil has appealed that order. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending. We believe we have strong arguments to convince the court that Transbrasil suffered no material damage as a result of the defendants’ attempts to collect on the Notes.
In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

23. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of March 31, 2021 and December 31, 2020, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2021 and December 31, 2020:

	March 31, 2021
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$12,427	$—	$12,427	$—

Liabilities
Derivative liabilities	$142,924	$—	$142,924	$—

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets
Investment, at fair value	$12,110	$12,110	$—	$—
Derivative assets	3,303	—	3,303	—

Liabilities
Derivative liabilities	$167,303	$—	$167,303	$—

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Fair value measurements (Continued)

Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Additional details of recoverability assessments performed on certain definite-lived intangible assets and our flight equipment are described in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of definite-lived intangible assets and flight equipment are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of an aircraft for the sale of its parts (“part-out”) of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Fair value measurements (Continued)

All of our financial instruments are measured at amortized cost, other than our derivatives and investment which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,447,514		$1,447,514	$1,447,514	$—	$—
Restricted cash	227,942		227,942	227,942	—	—
Derivative assets	12,427		12,427	—	12,427	—
	$1,687,883		$1,687,883	$1,675,456	$12,427	$—
Liabilities
Debt	$28,762,057	(a)	$29,457,068	$—	$29,457,068	$—
Derivative liabilities	142,924		142,924	—	142,924	—
	$28,904,981		$29,599,992	$—	$29,599,992	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2020
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,248,772		$1,248,772	$1,248,772	$—	$—
Restricted cash	246,518		246,518	246,518	—	—
Investment, at fair value	12,110		12,110	12,110
Derivative assets	3,303		3,303	—	3,303	—
	$1,510,703		$1,510,703	$1,507,400	$3,303	$—
Liabilities
Debt	$28,934,904	(a)	$29,798,305	$—	$29,798,305	$—
Derivative liabilities	167,303		167,303	—	167,303	—
	$29,102,207		$29,965,608	$—	$29,965,608	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Subsequent events
On April 22, 2021, we entered into a claims sale and purchase agreement with a third party for the sale of certain unsecured claims filed by various AerCap companies (the “AerCap Sellers”) against LATAM Airlines Group S.A. and certain of its subsidiaries (the “LATAM Debtors”) in the Chapter 11 case captioned LATAM Airlines Group S.A., et al., Case No. 20-11254 (JLG) (Jointly Administered) (the “Bankruptcy Case”). The sale of the unsecured claims is subject to such claims becoming allowed claims in the Bankruptcy Case and other customary closing conditions. The quantum of sale proceeds for each claim actually sold will be determined as a percentage of the amount of such claim allowed by the Bankruptcy Court. The allowed amount of our unsecured claims has not been determined by the Bankruptcy Court yet but is expected to be less than the face value of the corresponding claims filed by AerCap. To the extent any of our unsecured claims are not allowed by a specified date, the buyer has the option to terminate the agreement with respect to any or all such non-allowed claims, and to the extent the aggregate allowed amount of claims amount exceeds a specified amount, the buyer has the option not to purchase claims above the specified amount.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:
•the severity, extent and duration of the Covid-19 pandemic and the rate of recovery in air travel, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows;
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aircraft leasing and aircraft management services;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•development of increased government regulation, including travel restrictions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•competitive pressures within the industry;
•the negotiation of aircraft management services contracts;
•our ability to satisfy the conditions or obtain the approvals required to complete our proposed acquisition of GECAS, or whether such approvals will contain material restrictions or conditions;
•if the GECAS Transaction is completed, our ability to successfully integrate GECAS or achieve its anticipated benefits;
•the effects of a failure to complete the GECAS Transaction, including an adverse effect on the market price of our ordinary shares or our business, financial condition, results of operations and cash flows;
•regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft portfolio
We are the global leader in aircraft leasing. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.
As of March 31, 2021, we owned 931 aircraft and we managed 105 aircraft. As of March 31, 2021, we had commitments to purchase 285 new aircraft scheduled for delivery through 2027. As of March 31, 2021, the weighted average age of our 931 owned aircraft fleet, weighted by net book value, was 6.6 years, and as of March 31, 2020, the weighted average age of our 934 owned aircraft fleet, weighted by net book value, was 6.2 years. We operate our business on a global basis. As of March 31, 2021, 855 of our 931 owned aircraft were on lease and 76 aircraft were off-lease. As of April 23, 2021, of the 76 aircraft, 34 aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), 24 were re-leased or under commitments for re-lease, 12 aircraft were being marketed for re-lease (which represented less than 1% of the aggregate net book value of our fleet) and six aircraft were sold or under commitments to be sold. During the three months ended March 31, 2021 our owned aircraft utilization rate was 96%, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft.
The following table presents our aircraft portfolio by type of aircraft as of March 31, 2021:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	272	13%	44	—	316
Airbus A320neo Family	165	23%	5	157	327
Airbus A330	59	4%	9	—	68
Airbus A350	27	10%	—	—	27
Boeing 737NG	226	15%	43	—	269
Boeing 737 MAX	5	1%	—	71	76
Boeing 767	19	—	—	—	19
Boeing 777-200ER	16	1%	2	—	18
Boeing 777-300/300ER	21	3%	1	—	22
Boeing 787	90	29%	1	23	114
Embraer E190/195-E2	16	1%	—	34	50
Other	15	—	—	—	15
Total	931	100%	105	285	1,321
Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. In November 2020, the U.S. Federal Aviation Administration (“FAA”) rescinded the order that halted commercial operations of Boeing 737 MAX aircraft, thus allowing airlines that are under the FAA’s jurisdiction to take the steps necessary to resume service and Boeing to begin making deliveries. In January 2021, the European Union Aviation Safety Agency also approved the return to service. As of March 31, 2021, we had five Boeing 737 MAX aircraft delivered and on lease.

During the three months ended March 31, 2021, we had the following activity related to flight equipment:

	Held for operating leases	Investment in finance and sales-type leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	863	76	—	939
Aircraft purchases	1	—	—	1
Aircraft reclassified to held for sale	(6)	—	6	—
Aircraft sold or designated for part-out	(9)	—	—	(9)
Aircraft reclassified from investment in finance and sales-type leases, net	2	(2)	—	—
Number of owned aircraft at end of period	851	74	6	931
Critical accounting policies
There have been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021, except for the addition and updates as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 3—Summary of significant accounting policies.”

Comparative results of operations
Results of operations for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020

	Three Months Ended March 31,		Increase/ (Decrease)
	2021	2020
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$889,087	$1,030,794	$(141,707)
Maintenance rents and other receipts	182,895	134,285	48,610
Total lease revenue	1,071,982	1,165,079	(93,097)
Net gain on sale of assets	4,795	58,366	(53,571)
Other income	18,573	14,732	3,841
Total Revenues and other income	1,095,350	1,238,177	(142,827)
Expenses
Depreciation and amortization	396,558	415,798	(19,240)
Asset impairment	16,332	13,947	2,385
Interest expense	280,817	318,617	(37,800)
Loss on debt extinguishment	6,061	—	6,061
Leasing expenses	44,532	103,297	(58,765)
Selling, general and administrative expenses	57,351	64,584	(7,233)
Transaction-related expenses	25,478	—	25,478
Total Expenses	827,129	916,243	(89,114)
Loss on investment at fair value	(2,463)	—	(2,463)
Income before income taxes and income of investments accounted for under the equity method	265,758	321,934	(56,176)
Income tax expense	(39,864)	(43,461)	3,597
Equity in net earnings of investments accounted for under the equity method	2,152	1,331	821
Net income	$228,046	$279,804	$(51,758)
Net income attributable to non-controlling interest	(21)	(2,980)	2,959
Net income attributable to AerCap Holdings N.V.	$228,025	$276,824	$(48,799)

Basic lease rents. The decrease in basic lease rents of $141.7 million, or 14%, was attributable to:
•a decrease in basic lease rents of $84.1 million due to the application of Cash Accounting;
•a decrease in basic lease rents of $76.5 million primarily due to lease transitions and lease restructurings, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period; and
•the sale of 49 aircraft between January 1, 2020 and March 31, 2021 with an aggregate net book value of $0.6 billion on their respective sale dates, resulting in a decrease in basic lease rents of $20.2 million;
partially offset by
•the acquisition of 41 aircraft between January 1, 2020 and March 31, 2021 with an aggregate net book value of $2.1 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $39.1 million.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $48.6 million, or 36%, was attributable to:
•an increase of $25.4 million in regular maintenance rents, primarily due to higher EOL and other compensation received; and
•an increase of $23.2 million in maintenance revenue and other receipts from lease terminations.
Net gain on sale of assets. The decrease in net gain on sale of assets of $53.6 million, or 92%, was primarily due to the lower volume and composition of asset sales. During the three months ended March 31, 2021, we sold nine aircraft for proceeds of $184.5 million and during the three months ended March 31, 2020, we sold 12 aircraft for proceeds of $265.1 million.
Other income. The increase in other income of $3.8 million, or 26%, was primarily driven by higher interest income.
Depreciation and amortization. The decrease in depreciation and amortization of $19.2 million, or 5%, was primarily due to the lower average lease assets balance during the three months ended March 31, 2021 compared to the three months ended March 31, 2020.
Asset impairment. Asset impairments, which related to sales transactions or lease terminations, were offset by lease revenue recognized when we retained maintenance-related balances or received EOL compensation.
Interest expense. The decrease in interest expense of $37.8 million, or 12%, was primarily attributable to:
•a $22.3 million decrease in interest expense attributable to a decrease in mark-to-market losses on interest rate caps and swaps. For the three months ended March 31, 2021, we recognized a gain of $9.8 million related to mark-to-market movements on interest rate caps and swaps, compared to a loss of $12.5 million recognized during the three months ended March 31, 2020;
•a $1.3 billion decrease in the average outstanding debt balance to $28.9 billion for the three months ended March 31, 2021 from $30.2 billion for the three months ended March 31, 2020, resulting in a $12.4 million decrease in interest expense; and
•a $3.1 million decrease in interest expense due to a decrease in the average cost of debt for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. The average cost of debt, excluding the effect of mark-to-market movements on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, was 3.7% for three months ended March 31, 2021, compared to 3.8% for the three months ended March 31, 2020.
Leasing expenses. The decrease in leasing expenses of $58.8 million, or 57%, was primarily due to $40.5 million of lower aircraft transition costs, lessor maintenance contributions and other leasing expenses, $12.0 million of lower maintenance rights asset amortization and $6.3 million of lower expenses primarily related to airline defaults.
Transaction-related expenses. During the three months ended March 31, 2021, we recognized $25.5 million of expenses related to the GECAS Transaction.
Income tax expense. The effective tax rate for the full year 2021 is expected to be 15%, compared to the effective tax rate of 5.5% for the full year 2020. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income. The effective tax rate was 15% for the three months ended March 31, 2021, and 13.5% for the three months ended March 31, 2020. The effective tax rate in any period can be impacted by revisions to the estimated full year rate.

Liquidity and capital resources
The following table presents our consolidated cash flows for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
	(U.S. Dollars in millions)
Net cash provided by operating activities	$400.4	$628.9
Net cash provided by (used in) investing activities	69.3	(235.2)
Net cash (used in) provided by financing activities	(288.7)	3,189.5
Cash flows provided by operating activities. During the three months ended March 31, 2021, our cash provided by operating activities of $400.4 million was the result of net income of $228.0 million, other adjustments to net income of $457.1 million and collections of finance and sales-type leases of $25.8 million, partially offset by the net change in operating assets and liabilities of $310.5 million. During the three months ended March 31, 2020, our cash provided by operating activities of $628.9 million was the result of net income of $279.8 million, adjustments to net income of $461.4 million and collections of finance and sales-type leases of $19.1 million, partially offset by the net change in operating assets and liabilities of $131.4 million.
Cash flows provided by (used in) investing activities. During the three months ended March 31, 2021, our cash provided by investing activities of $69.3 million primarily consisted of cash provided by asset sales of $160.2 million, partially offset by cash used for the purchase of aircraft and other assets of $90.9 million. During the three months ended March 31, 2020, our cash used in investing activities of $235.2 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $412.2 million, partially offset by cash provided by asset sales of $177.0 million.
Cash flows (used in) provided by financing activities. During the three months ended March 31, 2021, our cash used in financing activities of $288.7 million primarily consisted of cash used for debt repayments and debt issuance and extinguishment costs, net of new financing proceeds and debt premium, of $339.0 million, cash used for the payments of tax withholdings on share-based compensation of $1.8 million and cash used for the payment of dividends to our non-controlling interest holders of $0.1 million, partially offset by cash provided by net receipts of maintenance and security deposits of $52.2 million. During the three months ended March 31, 2020, our cash provided by financing activities of $3,189.5 million primarily consisted of cash provided by new financing proceeds, net of for debt repayments, debt issuance costs and other cash outflows of $3,279.8 million, and cash provided by net receipts of maintenance and security deposits of $29.5 million, partially offset by cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $118.6 million and cash used for the payment of dividends to our non-controlling interest holders of $1.2 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of March 31, 2021, we had commitments to purchase 285 new aircraft scheduled for delivery through 2027. We will need to incur significant additional debt to consummate the GECAS Transaction, which we expect to do through accessing financing from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we are able to draw down the Bridge Credit Facility to fund the acquisition of GECAS. See Note 12—Debt.
As of March 31, 2021, our cash balance was $1.7 billion, including unrestricted cash of $1.4 billion, and we had approximately $6.0 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt. As of March 31, 2021, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $6.2 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $8.6 billion. As of March 31, 2021, our existing sources of liquidity were sufficient to operate our business and cover approximately 1.7x of our debt maturities and contracted capital requirements for the next 12 months. As of March 31, 2021, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $15.6 million and debt issuance costs, debt discounts and debt premium of $208.9 million, totaled $28.7 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the three months ended March 31, 2021, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, debt issuance fees, upfront fees and other impacts was 3.7%. As of March 31, 2021, our adjusted debt to equity ratio was 2.5 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2021 and December 31, 2020.
Contractual obligations
Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of March 31, 2021:

	2021 - remaining	2022	2023	2024	2025	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$793.9	$3,405.2	$3,120.0	$2,550.0	$2,650.0	$3,650.0	$16,169.1
Secured debt facilities	703.2	1,349.3	1,982.4	1,679.1	2,926.1	1,643.8	10,283.9
Subordinated debt facilities	—	—	—	—	—	2,293.5	2,293.5
Estimated interest payments (a)	763.3	1,007.1	807.0	614.5	448.6	4,678.5	8,319.0
Purchase obligations (b)	1,390.1	2,622.6	2,873.5	2,959.7	2,546.1	1,652.7	14,044.7
Operating leases (c)	4.5	6.6	8.9	6.7	5.6	23.4	55.7
Total	$3,655.0	$8,390.8	$8,791.8	$7,810.0	$8,576.4	$13,941.9	$51,165.9

(a)Estimated interest payments for floating rate debt are based on rates as of March 31, 2021. Estimated interest payments include the estimated impact of our interest rate swap agreements.
(b)Includes commitments to purchase 283 aircraft and two purchase and leaseback transactions. The timing of our purchase obligation payments in this table is based on our current estimates. Due to the current Covid-19 pandemic, we expect that the delivery of many of our aircraft on order will be delayed to future periods. In addition, we have the right to reschedule the delivery dates of certain of our aircraft on order to future dates.
(c)Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 20—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of March 31, 2021, December 31, 2020 and March 31, 2020:

	March 31, 2021	December 31, 2020	March 31, 2020
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$9,139	$8,864	$9,383

Ordinary shares issued	138,847,345	138,847,345	138,847,345
Treasury shares	(8,112,904)	(8,448,807)	(9,210,337)
Ordinary shares outstanding	130,734,441	130,398,538	129,637,008
Shares of unvested restricted stock	(2,591,959)	(2,552,346)	(2,300,595)
Ordinary shares outstanding, excluding shares of unvested restricted stock	128,142,482	127,846,192	127,336,413

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$71.32	$69.34	$73.69
Non-GAAP measures
The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2021.
Net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Net interest margin is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is net interest margin less depreciation and amortization, including maintenance rights expense, expressed as a percentage of average lease assets. Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net interest margin, annualized net spread and annualized net spread less depreciation and amortization for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,		Percentage Difference
	2021	2020
	(U.S. Dollars in millions)
Basic lease rents	$889	$1,031	(14%)
Interest expense	281	319	(12%)
Adjusted for:
Mark-to-market of interest rate caps and swaps	10	(13)	NA
Interest expense excluding mark-to-market of interest rate caps and swaps	291	306	(5%)
Net interest margin	$598	$725	(17%)
Depreciation and amortization, including maintenance rights expense	(401)	(432)	(7%)
Net interest margin less depreciation and amortization	$197	$293	(33%)

Average lease assets	$36,362	$37,671	(3%)

Annualized net spread	6.6%	7.7%
Annualized net spread less depreciation and amortization	2.2%	3.1%
Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, investment in finance and sales-type leases and maintenance rights assets.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$28,553	$28,742
Adjusted for:
Cash and cash equivalents	(1,448)	(1,249)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$25,980	$26,368

Equity	$9,207	$8,932
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$10,332	$10,057

Adjusted debt/equity ratio	2.5 to 1	2.6 to 1

Summarized financial information of issuers and guarantors
Historically, in accordance with Rule 3-10 of Regulation S-X, AerCap has presented separate financial statements and other disclosures with respect to the entities that issue and guarantee its registered debt securities in a note to its consolidated financial statements.
In March 2020, the SEC adopted amendments to reduce and simplify the financial disclosure requirements for guarantors and issuers of guaranteed registered securities. The amendments became effective on January 4, 2021, but voluntary compliance in advance of January 4, 2021 was permitted. We elected to comply with the amended regulation starting with our Interim Report on Form 6-K for the quarter ended March 31, 2020, filed with the SEC on May 5, 2020.
AGAT/AICDC Notes
From time to time since the completion of the acquisition of ILFC, AerCap Trust and AICDC have co-issued senior unsecured notes (the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
Because AICDC and certain AGAT/AICDC Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AICDC and certain AGAT/AICDC Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Debt” and our audited Consolidated Financial Statements and “Note 13—Debt”, included in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021 for further details on the Junior Subordinated Notes. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).

Subject to the provisions of the indenture governing the Junior Subordinated Notes (the “Subordinated Notes Indenture”), a Subordinated Notes Guarantor will be automatically and unconditionally released from its guarantee under the following circumstances: (1) the sale, disposition or other transfer of all or substantially all of the assets of a Subordinated Notes Guarantor; (2) the consolidation, amalgamation or merger of a Subordinated Notes Guarantor with and into AerCap Holdings N.V. or another Subordinated Notes Guarantor with such person being the surviving entity, or upon the liquidation of a Subordinated Notes Guarantor following the transfer of all of its assets to AerCap Holdings N.V. or another Subordinated Notes Guarantor; or (3) legal defeasance or covenant defeasance, each as described in the Subordinated Notes Indenture, or if the obligations of AerCap Holdings N.V. under the Subordinated Notes Indenture are discharged.
The guarantee obligations of each Subordinated Notes Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subordinated Notes Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other Subordinated Notes Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subordinated Notes Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the Subordinated Notes Guarantors are Irish and Dutch companies, it may be more difficult for holders of the Junior Subordinated Notes to obtain or enforce judgments against such guarantors.
Because AerCap Holdings N.V. and certain Subordinated Notes Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AerCap Holdings N.V. and certain Subordinated Notes Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Limited and ILFC (collectively, the “Obligor Group”) as of March 31, 2021 and December 31, 2020, and for the three months ended March 31, 2021. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	March 31, 2021	December 31, 2020
	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$9,384	$9,607
Intercompany receivables	14,422	15,155
Total assets	28,429	28,913

Debt	17,956	17,557
Intercompany payables	3,718	4,154
Total liabilities	24,537	24,661
Non-controlling interest	77	77

Three Months Ended
March 31, 2021
(U.S. Dollars in millions)
Total revenues and other income (a)	$489
Total expenses (b)	436
Income before income taxes and income of investments accounted for under the equity method	53
Net income	47
Net income attributable to AerCap Holdings N.V.	47

(a)Total revenues include interest income from non-obligor entities of $141 million.
(b)Total expenses include interest expense to non-obligor entities of $5 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 9—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2021. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2021 - remaining	2022	2023	2024	2025	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$3,283.8	$2,784.1	$1,900.4	$1,185.0	$102.9	$—	$12.4
Weighted average strike rate	1.8%	1.8%	1.9%	1.0%	1.1%	—

	2021 - remaining	2022	2023	2024	2025	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$3,341.0	$2,453.1	$694.3	$—	$—	$—	$(142.9)
Weighted average pay rate	2.6%	2.8%	3.0%	—	—	—
The variable benchmark interest rates associated with these instruments ranged from one- to six-month U.S. dollar LIBOR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the value of the U.S. dollar in relation to foreign currencies increases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the value of the U.S. dollar in relation to foreign currencies decreases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
Inflation generally affects our lease revenue and costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 22—Commitments and contingencies” in this report.
Item 1A. Risk Factors
The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021. Except as presented below, there have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2020.
Risks Related to the acquisition of GECAS
We may be unable to satisfy the conditions or obtain the approvals required to complete the GECAS Transaction, or such approvals may contain material restrictions or conditions.
The consummation of the GECAS Transaction is subject to numerous conditions, including (i) the approval by our shareholders and (ii) the receipt of certain regulatory approvals. We cannot assure you that the GECAS Transaction will be consummated on the terms or timeline currently contemplated, or at all. Governmental agencies may not approve the GECAS Transaction, or may impose conditions to any such approval, including changes to the terms of the GECAS Transaction. In addition, in connection with the GECAS Transaction, relevant regulatory bodies may impose new requirements on us or we may become subject to additional compliance requirements. Any such conditions or changes could have the effect of delaying completion of the GECAS Transaction, imposing costs on or limiting the revenues of the combined company following the GECAS Transaction or otherwise reducing the anticipated benefits of the GECAS Transaction. Any condition or change may result in burdensome conditions on GECAS or us under the transaction agreement and might cause the parties to restructure, or GE or us to terminate, the GECAS Transaction.
If completed, the GECAS Transaction may not be successful and we may not achieve its anticipated benefits. In particular, we may not successfully realize anticipated growth or cost-savings opportunities or successfully integrate our business and operations with those of GECAS.
If the GECAS Transaction is completed, we will have significantly more revenue, expenses, assets and employees than we did prior to the GECAS Transaction. In the GECAS Transaction, we will also be assuming all of the liabilities of GECAS and taking on other obligations. Additionally, our management has expended, and will continue to expend, significant time and resources in connection with the GECAS Transaction, and we have incurred, and will continue to incur, significant legal, advisory and financial services fees related to the GECAS Transaction. We may not successfully or cost-effectively integrate GECAS's business and operations into our business and operations. Even if we are able to integrate GECAS's business and operations successfully, our future operations and cash flows will depend largely upon our ability to operate the combined company efficiently and this integration may not result in the realization of the full benefits of the growth opportunities, cost-savings or synergies that we currently expect from the GECAS Transaction within the anticipated time frame, or at all.
The GECAS Transaction may prove disruptive and could result in the combined business failing to meet our expectations.
The process of integrating our operations with GECAS may require a disproportionate amount of resources and management attention. Our management team may encounter unforeseen difficulties in managing the integration. In order to successfully combine AerCap and GECAS and operate the combined company, our management team will need to focus on realizing anticipated synergies and cost savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention to difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

The GECAS Transaction could adversely impact our relationship with our customers and may result in the departure of key personnel.
If completed, the GECAS Transaction could cause disruptions to our business. For example, our customers may refrain from leasing or re-leasing our aircraft until they determine whether the GECAS Transaction will affect our business, including, but not limited to, the pricing of our leases, the availability of certain aircraft, and our customer support. Our customers may also choose to lease aircraft and purchase services from our competitors until they determine whether the GECAS Transaction will affect our business or our relationship with them. Uncertainty concerning potential changes to us and our business could also harm our ability to enter into agreements with new customers. In addition, key personnel may depart for a variety of reasons, including perceived uncertainty regarding the effect of the GECAS Transaction on their employment.
Failure to complete the GECAS Transaction could adversely affect the market price of our ordinary shares as well as our business, financial condition, results of operations and cash flows.
If the GECAS Transaction is not completed for any reason, the price of our ordinary shares may decline, to the extent that the then current market price of our ordinary shares reflected positive market assumptions that the GECAS Transaction would be completed and the related benefits would be realized. In addition, significant expenses such as fees for legal, advisory and financial services, many of which generally will be incurred regardless of whether the GECAS Transaction is completed, must be paid. Pursuant to the terms of the transaction agreement, under certain limited circumstances we will be required to pay GECAS a termination fee.
Investors holding our ordinary shares immediately prior to the completion of the GECAS Transaction will, in the aggregate, have a significantly reduced ownership and voting interest in us after the GECAS Transaction and will exercise less influence over management.
Investors holding our ordinary shares immediately prior to the completion of the GECAS Transaction will, in the aggregate, own a significantly smaller percentage of the combined company immediately after the completion of the GECAS Transaction. Immediately following the completion of the GECAS Transaction, we expect GE to hold approximately 46% of our ordinary shares, and we expect our existing shareholders to hold approximately 54% of our ordinary shares. The ordinary shares received by GE will be subject to certain voting restrictions and standstill provisions. Furthermore, pursuant to the terms of the shareholders’ agreement, GE will be entitled to nominate two directors for election to our board of directors. Consequently, existing shareholders, collectively, will be able to exercise less influence over the management and policies of the combined company than they are able to exercise over the management and our policies immediately prior to the completion of the GECAS Transaction.
After the completion of the GECAS Transaction, sales of our ordinary shares may negatively affect the market price thereof.
The ordinary shares to be issued to GE pursuant to the GECAS Transaction will be subject to a lock-up period that will expire in stages over a 9 to 15 month period following the closing of the GECAS Transaction. Sales by GE of these ordinary shares, or the perception in the market that those sales could occur following the expiration of the lock-up period, may negatively affect the price of our ordinary shares following the GECAS Transaction.
We will incur a substantial amount of debt to complete the GECAS Transaction, which will significantly increase our indebtedness and debt service obligations, increasing risks relating to our substantial level of indebtedness.
As of March 31, 2021, the principal amount of our outstanding indebtedness was approximately $28.7 billion. To finance the cash portion of the consideration for the GECAS Transaction, we expect to incur approximately $24 billion of additional long-term debt. As additional consideration for the GECAS Transaction, we may issue to GE, or a subsidiary thereof, up to $1 billion of additional debt, which will also serve to further increase GE’s stake in the combined company. Our ability to make payments on our debt, fund our other liquidity needs, and make planned capital expenditures will depend on the combined company’s ability to generate cash in the future. We cannot guarantee that the combined company will generate sufficient cash or that we will have alternative measures available to us to meet our debt obligations. The substantial level of our indebtedness after giving effect to the GECAS Transaction may limit our ability to raise additional financing on favorable terms or at all in the future, limit our flexibility in planning for, or reacting to, changes in our business or industry or make us more vulnerable to downturns in our business, our industry or the economy in general, in ways that could negatively affect the price of our ordinary shares as well as our business and financial condition.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: April 28, 2021